


03022242

May 2, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V. / File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following document represents additional material being submitted in respect of the Company's File No. 82-34708:

- Press Release titled: "SPL WorldGroup's Guerry Waters Details Cost-Saving CRM Approach at Metering Americas", dated May 2, 2003.

By providing the foregoing information, the Company is not admitting that such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and
General Counsel

dlw 6/4

RVZ:alk
encl/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(6th subm) 5-2-03fdx.com

SPL WORLDGROUP B.V.
75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-974-8965 FAX: 415-974-8966 www.splwg.com


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Press Releases



FOR IMMEDIATE RELEASE

Contacts:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL WorldGroup's Guerry Waters Details Cost-Saving CRM Approach at Metering Americas

May 2, 2003, Morristown, NJ, USA — Guerry Waters, chief technology officer of SPL WorldGroup, will ask May 7, "Are you doing CRM but just don't know it?"

That question is the title of Waters' keynote during the Overview session at the Metering Americas 2003 Conference in Chicago. He will focus on ways to leverage existing customer-information modules and billing functions to improve customer relations and reduce IT costs – without the overhead of unnecessary CRM products.

Waters agrees that utilities need to increase customer responsiveness. "CRM suites are not the only route, however, to improved IT company/customer interactions," he says, "especially when utilities already have in place packaged, componentized customer management systems that can interface with other applications through industry standards."

Waters will speak on Wednesday, May 7, at 9:30 a.m.

Metering Americas is part of a global series of conferences and exhibitions focused on metering, billing, and CRM/CIS. The conference is being held May 4-8, 2003, in Chicago, Illinois.

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About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-

product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

Call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

About CorDaptix™

SPL's CorDaptix solution is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain customers.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

